JAMES C. LEWIS

The Judge Building

Eight East Broadway, Suite 410

Salt Lake City, Utah 84111

(801) 746-6300 (Office)

(801) 746-6301 (Fax)

www.lhwplaw.com

jlewis@lhwplaw.com

September 26, 2007

VIA FACSIMILE AND U.S. MAIL

Joshua Thomas, Staff Accountant

Division of Corporation Finance

Office of Emerging Growth Companies

US Securities and Exchange Commission

100 F Street, North East

Washington, D.C.  20549

Re:      China Sky One Medical, Inc.

Item 4.02 Form 8-K

Filed September 18, 2007

File No. 0-26059

Dear Mr. Thomas:

China Sky One Medical, Inc. (the “Company”) has asked this firm to respond to the comment letter of the staff of the U.S. Securities and Exchange Commission (the “Commission”) dated September 19, 2007, concerning its Form 8-K filing (the “filing”) on September 18, 2007.

The Company has amended its filing to disclose the specific date on which the Company concluded that its financial statements should no longer be relied on (approximately May 12, 2007).

In addition, the Company has provided herewith a signed letter with the statements requested in the comment letter dated September 19, 2007.

I am available to discuss these items at your convenience.

Sincerely,

LEWIS, HANSEN, WALDO & PLESHE, LLC

/s/ James C. Lewis

James C. Lewis